Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment” or “we”) is pleased to announce the audited consolidated annual results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2013 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, as compared with US$4.08 billion for the year ended December 31, 2012.

•	Net income attributable to Melco Crown Entertainment was US$637.5 million for the year ended December 31, 2013, as compared with net income of US$417.2 million for the year ended December 31, 2012.

•	Basic net income per share attributable to Melco Crown Entertainment was US$0.386 for the year ended December 31, 2013 compared to basic net income per share of US$0.254 for the year ended December 31, 2012.

•	Adjusted EBITDA for the year ended December 31, 2013 was US$1,287.8 million, representing an increase of US$367.6 million, or 39.9%, compared to US$920.2 million for the year ended December 31, 2012.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our 2012 annual report or our 2013 interim report.

CO-CHAIRMAN & CHIEF EXECUTIVE OFFICER’S STATEMENT

Melco Crown Entertainment has enjoyed yet another successful year in 2013 with record operating and financial results, and the continued progress of our exciting development pipeline.

We reported record Adjusted EBITDA of US$1,287.8 million in 2013, primarily attributable to the strength in our mass table games operation and rolling chip revenues, in addition to our highly committed cost-control focus. The year-over-year increase in net revenue was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments. We are proud that our solid financial track record and managerial prowess have earned us a place on the esteemed Forbes Asia’s “Fabulous 50” list among Asia’s most elite companies, which is an acknowledgment of our success in achieving record-breaking results driven by our operational excellence and bold innovation.

Our flagship property in Macau, City of Dreams, continues to be the primary driver of our group-wide success given the property’s impressive performance in the mass market segment, where the property’s mass table yields continue to lead the market. The success of City of Dreams is supported by the property’s premium-focused strategy, with World-class and unique gaming, entertainment and other non-gaming amenities, such as the multiple award-winning The House of Dancing Water, Asia’s only and most anticipated cabaret experience TABOO, the ground-breaking water extravaganza Viva Fiesta featuring the China National Diving Team, National Synchronized Swimming Team and acclaimed singers, and the international illusion master Franz Harary’s inaugural performance in Macau. To further cater towards Macau’s increasingly discerning customers, we are very pleased that the fifth hotel tower at City of Dreams has commenced development in 2013, targeting to open in early 2017. The new tower will represent a truly iconic centerpiece, which will perfectly complement the property’s already market-leading offerings and attractions, enabling us to further extend our leading position at the premium end of the market.

In addition to ongoing enhancements to our existing properties in Macau, we continue to make significant progress on our next major integrated resort in Cotai, Studio City. This cinematically-themed integrated resort is ideally located directly adjacent to the Lotus Bridge in Cotai, the only entry point from the rapidly developing Henqgin Island. The project remains on track and is expected to open in mid-2015. Beyond Macau, our development in the Philippines has been progressing well. We are pleased that in recognition of our commitment to bringing the best in entertainment and gaming to the Philippines, our integrated new resort in Manila will carry the namesake of our successful “City of Dreams” branded flagship resort in Macau, expanding the regional reach of the brand. City of Dreams Manila, with its broad collection of first-class brands, including lifestyle and entertainment attractions, will meaningfully expand the Philippines appeal to a broader range of customers both within the Philippines and throughout the region. We have already announced two of the three hotel brands for the property — the ultra-luxurious Crown Towers Hotel, serving the VIP patrons, and the internationally acclaimed and celebrity-inspired Nobu Hotel, with its unique food and beverage concepts and boutique luxury hotel offerings. We will continue to announce more ground-breaking signature entertainment attractions at City of Dreams Manila as we move closer to opening the project.

While we remain focused on our current operations and future projects in both Macau and the Philippines, we continue to pursue our aim of becoming one of the leading gaming and entertainment companies in the region, positioning ourselves to participate in new and exciting gaming markets in Asia, most notably Japan.

Macau is in a highly privileged position given the unrealised potential in its vast core feeder market of mainland China, as is evidenced in the impressive growth in gaming revenues over the past several years, making it the largest casino gaming destination in the world. Macau’s ideal positioning, transformational local and regional development plans, and meaningful new supply of integrated resorts in Cotai will support Macau’s long-term success as the leading leisure and entertainment destination in Asia.

Lastly, we would like to express our gratitude to our Board of Directors, shareholders, employees and business associates for their continuous effort and support, which have helped us achieve the success we have enjoyed. This success, together with a disciplined approach to managing our capital structure, has enabled us to recommend a special dividend and a new quarterly dividend policy, with a view to distributing surplus capital while at the same time maintaining suitable flexibility to support our current and future growth plans, with the ultimate goal of driving long-term shareholder value.

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

Market-wide gross gaming revenues for 2013 increased 18.6% from 2012 to a record US$45.0 billion, with the rolling chip segment growing 13.1% and the mass market table games segment expanding 34.7%. The mass market table games segment continues to drive market-wide growth rates higher, supported by improved regional and local infrastructure, increased hotel rooms supply and expanded non-gaming amenities and attractions. The mass market table games segment in 2013 accounted for 29.9% of market-wide gross gaming revenues, compared to 26.3% for 2012. Melco Crown Entertainment’s already meaningful exposure to the mass market table games segment is set to increase further with the opening of Studio City in mid-2015 and on the fifth hotel tower at City of Dreams expected to be completed in early 2017.

In 2013, visitation to Macau increased 4.4% compared to 2012, with year-over-year growth rates accelerating during the latter half of 2013. Visitors from China continue to outpace visitors from other areas, increasing 10.2% on a year-over-year basis and accounted for 63.5% of all visitors to Macau in 2013, compared to 60.2% in 2012. Visitors from Hong Kong and Taiwan accounted for 23.1% and 3.4% of total visitation in 2013, respectively.

Macau continues to benefit from the PRC central and Macau governments’ development plans for the region, including improved infrastructure, immigration policies and development of Hengqin Island. This wide-reaching development plan is expected to strengthen the appeal of Macau as a multi-faceted leisure and tourism destination, offering an increasingly expanded array of entertainment attractions and amenities to drive long-term growth and a more diversified tourism experience.

Studio City

The development of Studio City remains on track and is expected to open in mid-2015. With the foundation and piling work now complete, the construction is progressing as planned. Studio City, our Company’s next integrated resort in Cotai, Macau, will further expand our Company’s already substantial exposure to the mass market segments with its unique, cinematically-themed design and numerous interactive attractions which will further diversify Macau’s leisure and tourism offerings.

The Company had successfully raised US$825.0 million under the Studio City Notes offering and signed the facilities agreement with the lead arranging banks in relation to the US$1.4 billion Studio City senior secured credit facilities, both of which were achieved without a corporate guarantee from the Company.

City of Dreams

In April 2013, the all new TABOO show came back to City of Dreams bringing a new cabaret experience to Club Cubic. This Franco Dragone inspired show demonstrates our commitment to further diversify the leisure and entertainment options that Macau has to offer and provides City of Dreams with another tool to support its premium business.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams, which is anticipated to open in early 2017. This iconic hotel tower represents another powerful addition to our wide array of amenities and attractions that City of Dreams already offers to its customers, helping extend its leading position in the increasingly important high-end and premium segments.

City of Dreams is also developing a lifestyle food and beverage and entertainment precinct which is designed to further broaden the appeal of the property to a wider range of visitors to Macau.

City of Dreams Manila

The development of City of Dreams Manila continues to progress well, with the integrated resort expected to open later this year. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and will diversify the Company’s exposure to the rapidly developing Asian gaming and entertainment industry, enabling Melco Crown Entertainment to further participate in the growth in the Asian middle class and the increasing consumerism of this important target market.

The total budget for the City of Dreams Manila project up to the time of opening is estimated to be approximately US$680.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and the prevailing market conditions.

Melco Crown (Philippines) Resorts Corporation (“MCP”) has raised approximately US$338.5 million of net proceeds from a top-up placement in April 2013, which included the offer and sale of common shares of MCP together with an over-allotment option and the approximately US$340.0 million equivalent, Philippine Peso denominated, 5.00% senior notes due 2019 which was completed in January 2014. The integrated resort is due to open later this year.

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. The Company is also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, and the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in mid-2015 and early 2017, respectively. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes Five-Star hotels in Macau: Altira Macau and The Crown Towers Hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2013, Macau generated approximately US$45.0 billion of gaming revenues, according to the DICJ, representing a 18.6% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which is anticipated to open later this year.

Our Company’s American Depository Shares (“ADSs”) were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company also successfully completed a dual primary listing on the Hong Kong Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end mass customers and rolling chip players from regional markets across Asia. As of December 31, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 480 gaming tables and approximately 1,400 gaming machines.

The Crown Towers Hotel, a Forbes Five-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau Hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,210 square feet of live entertainment space.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Five-Star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2013, Mocha Clubs had eight clubs with a total of 1,369 gaming machines in operation, which represented 10.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) in properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 27, 2013. In May and November, 2013, we obtained approval from the Macau government to open two new Mocha Clubs, one of which opened in December, 2013 and the other one is expected to open later this year.

Studio City

We are currently developing Studio City, a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in mid-2015. Studio City upon completion will include significant gaming capacity, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, and strong Asian focus.

The Studio City’s site is on a plot of land of 130,789 square meters (approximately 1.4 million square feet) in Cotai, Macau and is located directly adjacent to the Lotus Bridge immigration checkpoint and one of the proposed light rail stations. We believe that the location of Studio City, in addition to its vast array of entertainment and leisure offerings, is a key competitive advantage.

Studio City has an approved gross construction area of 707,078 square meters (approximately 7.6 million square feet). We currently estimate on a preliminary basis that the design and construction cost for the first phase of Studio City will be approximately US$2.04 billion. Our plans for the expansionary phase at Studio City are under review.

We successfully raised US$825.0 million through our Studio City Notes offering in November 2012. We signed the facilities agreement in January 2013 with the lead arranging banks for a US$1.4 billion Studio City senior secured credit facilities. These financings were achieved without a corporate guarantee from the Company.

City of Dreams Manila

City of Dreams Manila is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and anticipated to open later this year.

Upon completion and subject to any interior design modifications, City of Dreams Manila is expected to have approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). Under the regulatory framework of PAGCOR, City of Dreams Manila will be permitted to operate up to approximately 1,680 slot machines, 1,680 electronic table games and 365 gaming tables upon completion. Notwithstanding the maximum permitted by PAGCOR, the actual number of slot machines, electronic table games and gaming tables upon completion, may be fewer. City of Dreams Manila is expected to have three hotels, including the ultra-luxurious and exciting brands such as Crown Towers Hotel and Nobu Hotel, with approximately 950 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, and five specialty restaurants along with a number of bars and a multi-level car park. City of Dreams Manila is also expected to feature three separate entertainment venues: a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure accented with creative external lighting, which is expected to become a centerpiece attraction of the project. City of Dreams Manila will also feature a retail boulevard.

City of Dreams Manila represents an important milestone for us, marking our first entry into an entertainment and gaming market outside of Macau, which will enable our Company to deliver an incremental source of earnings and cashflow. City of Dreams Manila meaningfully expands our regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the year ended December 31, 2013, our total net revenues were US$5.09 billion, an increase of 24.7% from US$4.08 billion of net revenues for the year ended December 31, 2012. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2013 was US$637.5 million, as compared to net income of US$417.2 million for the year ended December 31, 2012. Our improvement in profitability was attributable to substantially improved group-wide mass table games and rolling chip revenues.

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Net revenues	$5,087,178	$4,078,013	$3,830,847
Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)
Operating income	839,824	507,092	445,110
Net income attributable to Melco Crown Entertainment	$637,463	$417,203	$294,656

Our results of operations for the years presented are not fully comparable for the following reasons:

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippines Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising net proceeds of approximately US$338.5 million, including the over-allotment option

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau;

•	The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2013, 2012 and 2011, approximately 49.8%, 53.4% and 61.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2013, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.7% and 6.3% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million, US$308.6 million and US$321.6 million for the years ended December 31, 2013, 2012 and 2011, respectively;

•	Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. As of December 31, 2013 and 2012, approximately 72% and 67%, respectively, of our total debt was based on fixed rates. The increase was primarily due to the issuance of 2013 Senior Notes, the repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, partially offset the redemption of the 2010 Senior Notes, RMB Bonds and repayment of the Deposit-Linked Loan. Based on December 31, 2013 and 2012 debt levels, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate would cause our annual interest cost to change by approximately US$7.1 million and US$10.5 million, respectively; and

•	Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of PHP15 billion aggregate principal amount of senior notes (“Philippine Notes”) in January 2014, denominated in Philippine Pesos.

Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2013, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 5 to the consolidated financial statements included elsewhere in this announcement for further details related to our indebtedness and foreign currency exposure as of December 31,

2013.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2013 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Pesos and Macau Patacas. Based on the cash and bank balances (excluding restricted cash balances from the RMB2.3 billion in proceeds from the RMB Bonds, for which currency fluctuations will be offset by the associated currency fluctuations of the RMB Bonds for 2012) as of December 31, 2013 and 2012, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$21.6 million and US$18.3 million for the years ended December 31, 2013 and 2012, respectively.

Based on the balances of long-term debt denominated in currencies other than U.S. dollars as of December 31, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$6.7 million for the year ended December 31, 2013. Based on the balances of long-term debt denominated in currencies other than U.S. dollars and restricted cash from the RMB2.3 billion in proceeds from the RMB Bonds as of December 31, 2012, an assumed 1% change in the exchange rates between H.K. dollar or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for the year ended December 31, 2012.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of the above room-related KPIs. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, from US$4.08 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 comprised of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December 31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight increase from 2.92% for the year ended December 31, 2012.

In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in-line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.3 million and US$90.3 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.8 million, or 12.7%, to US$255.8 million for the year ended December 31, 2013 from US$227.0 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$17.0 million for the year ended December 31, 2013 as compared to US$5.8 million for the year ended December 31, 2012. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$26.3 million for the year ended December 31, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP as well as corporate business development. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses were US$261.3 million and US$261.4 million for the years ended December 31, 2013 and 2012, respectively. The slight decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams, as well as full year charge of depreciation of an aircraft acquired in July 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from RMB Bonds proceeds deposit upon the early redemption of RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on capital lease obligation relating to MCP’s building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million primarily associated with the Studio City construction and development projects.

Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and loan commitment fees of US$25.6 million. Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the year ended December 31, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012. See note 5 to the consolidated financial statements included elsewhere in this announcement for more information.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the 2010 Senior Notes in October 2012. See note 5 to the consolidated financial statements included elsewhere in this announcement for more information.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payment in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates for the years ended December 31, 2013 and 2012 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013 and 2012 and the effect of a tax holiday of US$125.7 million and US$88.5 million on the net income of our Macau gaming operations during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of the Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s financing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our total net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, from US$3.83 billion for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by a slow-down in the market-wide rolling chip segment and various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012 and represented a slight increase from

16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011.

In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012 and demonstrated a significant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 for the year ended December 31, 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011, primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively, for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year and an improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams, which was in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after our acquisition of a 60% interest in SCI, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011, primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million; as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 19.5% to US$14.7 million for the year ended December 31, 2012 from US$18.2 million for the year ended December 31, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$90.3 million and US$92.6 million for the years ended December 31, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs and repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to those of US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related primarily to the opening of Club Cubic at City of Dreams in April 2011.

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila; as well as corporate business development. Development costs for the year ended December 31, 2011 were associated with the acquisition of a 60% equity interest in Studio City.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2012 and 2011.

Amortization of land use rights. Amortization of land use rights expenses increased by US$25.5 million, or 74.2%, to US$59.9 million for the year ended December 31, 2012 from US$34.4 million for the year ended December 31, 2011, primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011; as well as depreciation of a newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which primarily included a write-off of US$4.4 million for the excess payments in relation to a service contract at City of Dreams and US$2.4 million costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses and other non-operating income, net.

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase was primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of interest capitalization) of US$4.2 million resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of a 60% interest in SCI on July 27, 2011, together with a decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our

2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, respectively, which were offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. Other finance costs for the year ended December 31, 2011 of US$15.6 million included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. The decrease in amortization of deferred financing costs was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011. There was no such reclassification for the year ended December 31, 2012.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2012 were primarily attributable to a consent solicitation fee related to the 2010 Senior Notes in October 2012. There were no costs associated with debt modification for the year ended December 31, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the HKSE in December 2011. There was no listing expenses incurred for the year ended December 31, 2012.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the year ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$18.5 million for the year ended December 31, 2012, compared to US$5.8 million for the year ended December 31, 2011, was primarily due to the share of New Cotai Holdings, which owns a 40% interest in SCI, in expenses of the Studio City project, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011. The year-over-year increase was primarily attributable to interest expenses relating to the Studio City Notes incurred during the fourth quarter of 2012.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to that of US$294.7 million for the year ended December 31, 2011.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,379.1 million, US$995.3 million and US$880.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013, US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012 and US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation and other non-operating income and expenses, or Adjusted EBITDA, were US$1,287.8 million, US$920.2 million and US$809.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this announcement may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this announcement, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Adjusted property EBITDA	$1, 379,111	$995,335	$880,915
Corporate and Others expenses	(91,299)	(75,135)	(71,494)

Adjusted EBITDA	1,287,812	920,200	809,421
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Depreciation and amortization	(382,806)	(378,597)	(350,862)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Interest and other non-operating expenses, net	(259,370)	(111,363)	(157,902)
Income tax (expense) credit	(2,441)	2,943	1,636

Net income	578,013	398,672	288,844
Net loss attributable to noncontrolling interests	59,450	18,531	5,812

Net income attributable to Melco Crown Entertainment	$637,463	$417,203	$294,656

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2013, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,381.8 million, US$626.9 million and US$1,143.7 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Since January 2013, one of our Taiwan branch office’s deposit accounts has been presented as restricted cash because the funds in the account have been frozen pursuant to an investigation of certain of our Taiwan branch employees by the Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of City of Dreams Manila.

The Studio City cash and cash equivalents is comprised of net proceeds from offering of the Studio City Notes and the unspent cash from the capital injection for the Studio City project from our Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Net cash provided by operating activities	$1,151,934	$950,233	$744,660
Net cash used in investing activities	(1,209,270)	(1,335,718)	(585,388)
Net cash (used in) provided by financing activities	(264,967)	934,735	557,910
Effect of foreign exchange on cash and cash equivalents	(5,149)	1,935	(1,081)

Net (decrease) increase in cash and cash equivalents	(327,452)	551,185	716,101
Cash and cash equivalents at beginning of year	1,709,209	1,158,024	441,923

Cash and cash equivalents at end of year	$1,381,757	$1,709,209	$1,158,024

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section. Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues.

Investing Activities

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012, primarily due to an increase in bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

The net decrease of US$268.4 million in the amount of restricted cash for the year ended December 31, 2013 was primarily due to (i) the release of deposit of proceeds from the issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) a decrease in Studio City restricted cash of US$53.1 million primarily due to withdrawal and payment of Studio City project costs of US$682.0 million and payment of Studio City Notes interest of US$71.1 million, partially offset by the capital injection for the Studio City project from our Company and our SCI minority shareholder of US$700.0 million; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013; and (iv) the restricted Taiwan branch office’s deposit account of US$102.9 million.

Our total capital expenditure payments for the year ended December 31, 2013 were US$575.2 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$44.7 million and US$17.1 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments, respectively, and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013.

As of December 31, 2013, we have placed bank deposits of US$626.9 million with their original maturity over three months for a better yield.

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million and the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from our Company and our SCI minority shareholder, of US$235.0 million, both of which are restricted for Studio City’s construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

Our total capital expenditure payments for the year ended December 31, 2012 were US$220.5 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City as well as an aircraft acquired for primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$16.0 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payment, respectively, during the year ended December 31, 2012.

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams in the future. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Macau:
Mocha Clubs	$6,515	$5,951	$23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253

Sub-total	550,459	227,857	783,247
The Philippines:
City of Dreams Manila	359,854	817	—
Corporate and Others	2,042	55,324	2,387

Total capital expenditures	$912,355	$283,998	$785,634

Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila. Our capital expenditures for the year ended December 31, 2012 decreased sharply from that of the year ended December 31, 2011 primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and development of City of Dreams and Studio City during the year ended December 31, 2012.

Advance payments for construction costs of US$161.6 million were incurred primarily for the development of Studio City for the year ended December 31, 2013. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the year ended December 31, 2012.

Financing Activities

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the drawn revolving credit facility under 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with Studio City Project Facility; (vi) the payment of debt issuance costs associated with 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE Shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from our SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with Studio City Project Facility as well as repayment of the Aircraft Term Loan of US$2.8 million.

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2013:

As of December 31, 2013
(in thousands of US$)
2013 Senior Notes	$1,000,000
Studio City Notes	825,000
2011 Credit Facilities	673,883
Aircraft Term Loan	34,577

$2,533,460

Major changes in our indebtedness during the year ended and subsequent to December 31, 2013 are summarized below.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, we had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Investments Limited, Studio City Company Limited and its subsidiaries.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX-ST. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 5 to the consolidated financial statements included elsewhere in this announcement, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau and Philippines properties, in particular, Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2013, we had incurred capital expenditure of approximately US$580.1 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. As of the date of this announcement, MCE and SCI minority shareholder have contributed US$1,050.0 million to the Studio City project in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

The total budget for the City of Dreams Manila project up to the time of opening is estimated to be approximately US$680.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

MCP completed a top-up placement on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds, including the over-allotment option, in April 2013 and the issuance of the Philippine Notes in January 2014.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and the development was commenced in 2013, targeting to open in early 2017.

The development of City of Dreams Manila, the fifth hotel tower at City of Dreams and next phase of Studio City may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2013, we had capital commitments contracted for, but not provided, totaling US$1,231.7 million mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila. In addition, we have contingent liabilities arising in the ordinary course of business.

As of December 31, 2013 and December 31, 2012, our gearing ratios (total indebtedness divided by total assets) were 28.7% and 40.2%, respectively. Our gearing ratio decreased as of December 31, 2013, primarily as a result of the improvement of our business and the decreased indebtedness from the redemption of the 2010 Senior Notes, RMB Bonds and repayment of the Deposit-Linked Loan, repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, offset by issuance of 2013 Senior Notes.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our Taiwan branch office and froze one of the office’s deposit accounts in Taiwan. The account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen and was treated as restricted cash. We are taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2013, the investigations had no material impact on our financial position and results of operations. Investigation is on-going and no definitive information is available. Management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible losses.

Melco Crown Macau has a rating of “BB” by Standard & Poor’s and MCE Finance has a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see note 8 to the consolidated financial statements in this announcement.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
OPERATING REVENUES
Casino	$4,941,487	$3,934,761	$3,679,423
Rooms	127,661	118,059	103,009
Food and beverage	78,880	72,718	61,840
Entertainment, retail and others	103,739	90,789	86,167

Gross revenues	5,251,767	4,216,327	3,930,439
Less: promotional allowances	(164,589)	(138,314)	(99,592)

Net revenues	5,087,178	4,078,013	3,830,847

OPERATING COSTS AND EXPENSES
Casino	(3,452,736)	(2,834,762)	(2,698,981)
Rooms	(12,511)	(14,697)	(18,247)
Food and beverage	(29,114)	(27,531)	(34,194)
Entertainment, retail and others	(64,212)	(62,816)	(58,404)
General and administrative	(255,780)	(226,980)	(220,224)
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Property charges and others	(6,884)	(8,654)	(1,025)

Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)

OPERATING INCOME	$839,824	$507,092	$445,110

	Year Ended December 31,
	2013	2012	2011
NON-OPERATING INCOME (EXPENSES)
Interest income	$7,660	$10,958	$4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 5)	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt (Note 5)	(50,935)	—	(25,193)
Costs associated with debt modification (Note 5)	(10,538)	(3,277)	—

Total non-operating expenses, net	(259,370)	(111,363)	(157,902)

INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT (Note 7)	(2,441)	2,943	1,636

NET INCOME	578,013	398,672	288,844

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$637,463	$417,203	$294,656

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.386	$0.254	$0.184

Diluted	$0.383	$0.252	$0.182

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,649,678,643	1,645,346,902	1,604,213,324

Diluted	1,664,198,091	1,658,262,996	1,616,854,682

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,381,757	$1,709,209
Bank deposits with original maturity over three months	626,940	—
Restricted cash (Note 5)	770,294	672,981
Accounts receivable, net (Note 3)	287,880	320,929
Amounts due from affiliated companies (Note 10(a))	23	1,322
Income tax receivable	18	266
Inventories	18,169	16,576
Prepaid expenses and other current assets	54,898	27,743
Assets held for sale	8,468	—

Total current assets	3,148,447	2,749,026

PROPERTY AND EQUIPMENT, NET	3,308,846	2,684,094

GAMING SUBCONCESSION, NET	485,031	542,268

INTANGIBLE ASSETS, NET	4,220	4,220

GOODWILL	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	345,667	88,241

RESTRICTED CASH (Note 5)	373,371	741,683

DEFERRED TAX ASSETS (Note 7)	93	105

DEFERRED FINANCING COSTS	114,431	65,930

LAND USE RIGHTS, NET	951,618	989,984

TOTAL ASSETS	$8,813,639	$7,947,466

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$9,825	$13,745
Accrued expenses and other current liabilities	928,751	850,841
Income tax payable	6,584	1,191
Capital lease obligations, due within one year (Note 6)	27,265	—
Current portion of long-term debt (Note 5)	262,566	854,940
Amounts due to affiliated companies (Note 10(b))	2,900	949
Amount due to a shareholder (Note 10(c))	79	—

Total current liabilities	1,237,970	1,721,666

LONG-TERM DEBT (Note 5)	2,270,894	2,339,924

OTHER LONG-TERM LIABILITIES	28,492	7,412

DEFERRED TAX LIABILITIES (Note 7)	62,806	66,350

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 6)	253,029	—

LAND USE RIGHTS PAYABLE	35,466	71,358

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 shares as of December 31, 2013 and 2012 and issued — 1,666,633,448 and 1,658,059,295 shares as of December 31, 2013 and 2012, respectively)	16,667	16,581
Treasury shares, at cost (16,222,246 and 11,267,038 shares as of December 31, 2013 and 2012, respectively)	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	4,246,670	3,385,939

Noncontrolling interests	678,312	354,817

Total equity	4,924,982	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,813,639	$7,947,466

NET CURRENT ASSETS	$1,910,477	$1,027,360

TOTAL ASSETS LESS CURRENT LIABILITIES	$7,575,669	$6,225,800

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”. The address of the Company’s registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s place of business in Hong Kong registered under Part XI of the Hong Kong Companies Ordinance is 36/F, The Centrium, 60 Wyndham Street, Central, Hong Kong.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer and owner of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on the Philippines Stock Exchange under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), has been cooperating with certain Philippine Parties as defined in Note 9(a) to develop and operate the Philippines Project which was subsequently branded as City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2013 and 2012, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (formerly known as Crown Limited, or “Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on Hong Kong Stock Exchange (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Restricted Cash

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expected those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2013 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which was frozen by the Taiwanese authorities in January 2013 for investigation of certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office; and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 9(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). The restricted cash for proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) deposited into a bank account for securing a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) was released upon prepayment in full of the Deposit-Linked Loan by the Group on March 4, 2013 as disclosed in Note 5.

(c)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,479,958, $2,024,697 and $1,948,652 for the years ended December 31, 2013, 2012 and 2011, respectively.

(d)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2013	2012	2011
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,649,678,643	1,645,346,902	1,604,213,324
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	14,519,448	12,916,094	12,641,358

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,664,198,091	1,658,262,996	1,616,854,682

During the years ended December 31, 2013, 2012 and 2011, nil, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2013, 2012 and 2011, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(e)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncements:

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In February 2013, the FASB issued authoritative guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. The adoption of this guidance was effective for the Group as of January 1, 2013 and did not have a material effect on the Group’s consolidated financial results or disclosures.

Recent accounting pronouncements not yet adopted:

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments in this Accounting Standards Updates should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2013	2012
Casino	$423,963	$426,796
Hotel	1,353	2,390
Other	5,898	5,007

Sub-total	$431,214	$434,193
Less: allowance for doubtful debts	(143,334)	(113,264)

	$287,880	$320,929

During the years ended December 31, 2013, 2012 and 2011, the Group has provided allowance for doubtful debts of $43,750, $26,566 and $36,871 and has directly written off accounts receivable of $549, $1,850 and $932, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2013	2012	2011
At beginning of year	$113,264	$86,775	$41,490
Additional allowance, net of recoveries	43,750	26,566	36,871
Reclassified (to) from long-term receivables, net	(13,680)	(77)	8,414

At end of year	$143,334	$113,264	$86,775

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2013	2012
Current	$187,377	$227,534
1 – 30 days	57,727	51,207
31 – 60 days	11,607	9,842
61 – 90 days	11,878	1,941
Over 90 days	19,291	30,405

	$287,880	$320,929

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2013	2012
Within 30 days	$8,429	$10,786
31 – 60 days	341	1,157
61 – 90 days	478	1,289
Over 90 days	577	513

	$9,825	$13,745

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2013	2012
$1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”)	$1,000,000	$—
Studio City Notes	825,000	825,000
The senior secured credit facilities as amended on June 30, 2011 (the “2011 Credit Facilities”)	673,883	1,014,729
Aircraft Term Loan	34,577	40,245
$600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”)(1)	—	593,967
RMB Bonds	—	367,645
Deposit-Linked Loan	—	353,278

	$2,533,460	$3,194,864
Current portion of long-term debt	(262,566)	(854,940)

	$2,270,894	$2,339,924

City of Dreams Project Facility

On September 5, 2007, Melco Crown (Macau) Limited (“Melco Crown Macau” or the “Borrower”), an indirect subsidiary of the Company entered into a senior secured credit facility (the “City of Dreams Project Facility”), which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments that commenced on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition, the Borrower was also subject to quarterly mandatory prepayments in respect of various amounts within certain affiliates and subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company or persons who are not members of the Borrowing Group (described in further detail in Note 8).

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dreams Project Facility of $461 during the year ended December 31, 2011.

In connection with the signing of the City of Dreams Project Facility, Melco Crown Macau entered into certain floating-for-fixed interest rate swap agreements during the years 2008 and 2009 to limit its exposure to interest rate risk. All these interest rate swap agreements expired during the years 2011 and 2012. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed below, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive loss until the hedged interest expenses were recognized in the consolidated statements of operations. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations for the year ended December 31, 2011. The subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the years 2011 and 2012.

During the year ended December 31, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility on June 30, 2011 as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, which was subsequently amended from time to time, among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011.

Management believes that the 2011 Borrowing Group was in compliance with all financial covenants of the 2011 Credit Facilities as of December 31, 2013.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 8). As of December 31, 2013 and 2012, the net assets of the 2011 Borrowing Group of approximately $3,220,000 and $2,382,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,453, $1,324 and $950 were recognized during the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down. During the year ended December 31, 2013, the Group repaid HK$998,630,400 (equivalent to $128,358) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013 and repaid HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility. As of December 31, 2013, the Group had total outstanding borrowings of HK$5,242,809,600 (equivalent to $673,883) under the 2011 Credit Facilities. The entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fees and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2010 Senior Notes of $600,000 on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes were effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors were general obligations of the Senior Guarantors, ranked equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, ranked subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and ranked senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities would rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s quarterly amortization payments commenced in December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 8). As of December 31, 2012, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 were restricted from being distributed under the terms of the 2010 Senior Notes.

MCE Finance had entered into a registration rights agreement whereby MCE Finance registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed exchange rate on November 9, 2012. During the years ended December 31, 2012 and 2011, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 and nil were reclassified from accumulated other comprehensive losses to interest expenses, respectively.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2012, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $367,645), required to be set aside for the duration of this debt was recorded as current portion of restricted cash in the consolidated balance sheets.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2013, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2013 and 2012, the carrying value of aircraft was $46,437 and $51,900, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed the 2013 Senior Notes of $1,000,000 and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 8). As of December 31, 2013, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $3,296,000 were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary which the Company holds 60% interest) issued and listed the Studio City Notes of $825,000 priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance uses the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and are available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

During the year ended December 31, 2013, Studio City Finance repaid Studio City Notes interest expenses amounting to $71,099 with funds from the Note Interest Reserve Account. As of December 31, 2013, net proceeds of Studio City Notes amounted to $572,206 and $168,495 were placed in the Note Proceeds Account and Note Interest Reserve Account, respectively. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Note Interest Reserve Account and the entire balance of $572,206 in the Note Proceeds Account as current portion of restricted cash, while the remaining amount in the Note Interest Reserve Account of $98,370 was classified as non-current portion of restricted cash on the consolidated balance sheets.

The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred financing costs.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

The Studio City Notes are subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility is not executed on or before March 31, 2013; and ii) the funds are not released from the Note Proceeds Account prior to January 28, 2014, the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were subsequently satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 8). As of December 31, 2013 and 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $171,000 and $252,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, the facility agreement for the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) to fund the Studio City project was executed. The Studio City Project Facility contained certain conforming and other minor changes to the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”), the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”), an indirect subsidiary in which the Company holds a 60% interest and the Studio City Borrower with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Project Facility is denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013, and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the Studio City Project Facility. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 8). As of December 31, 2013, the net assets of Studio City Investments and its respective restricted subsidiaries of approximately $217,000 were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $23,190 during the year ended December 31, 2013.

In connection with the Studio City Project Facility, Studio City International is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. As of December 31, 2013, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Philippine Notes

On December 19, 2013, MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of the Company and MCP, priced its PHP15 billion (equivalent to $340,000 at date of pricing) 5.00% senior notes, due 2019 (the “Philippine Notes”) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via a private placement in the Philippines. The issuance of the Philippine Notes, subject to customary closing conditions, was subsequently completed on January 24, 2014.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

The Philippine Notes are guaranteed by MCE, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5.00% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commencing on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of PHP230,769,231 (equivalent to $5,182), was PHP14,769,230,769 (equivalent to $331,643). MCE Leisure will use the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at additional redemption price as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed redemption prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger.

The Philippine Notes are exempted from registration with Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders. Accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B), which limits the assignment and transfer of the Philippine Notes to primary institutional lenders only and requires the Philippine Notes to be held by not more than nineteen primary institutional lenders at any time before their maturity.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2013	2012	2011
Interest for Studio City Notes**	$71,099	$5,844	$—
Interest for 2013 Senior Notes**	44,998	—	—
Interest for 2011 Credit Facilities*	16,841	21,849	13,731
Interest for 2010 Senior Notes	6,028	61,500	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	71	801	723
Interest for RMB Bonds	2,610	13,666	8,647
Interest for Deposit-Linked Loan	1,728	10,064	6,300
Interest for Aircraft Term Loan**	1,191	705	—
Interest for City of Dreams Project Facility	—	—	13,269

	$144,566	$114,429	$104,170
Interest capitalized	(25,259)	(7,900)	(3,157)

	$119,307	$106,529	$101,013

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2013, 2012 and 2011, the Group’s average borrowing rates were approximately 5.36%, 5.06% and 5.50% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2013 are as follows:

Year ending December 31,
2014	$262,566
2015	262,749
2016	166,667
2017	6,415
2018	6,615
Over 2018	1,828,448

$2,533,460

The long-term debt are repayable as follows:

	December 31,
	2013	2012
Within one year	$262,566	$854,940
More than one year, but not exceeding two years	262,749	262,559
More than two years, but not exceeding five years	179,697	648,339
More than five years(1)	1,828,448	1,429,026

	$2,533,460	$3,194,864
Less: Amounts due within one year classified as current liabilities	(262,566)	(854,940)

	$2,270,894	$2,339,924

Note

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

6.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012 between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as disclosed in Note 9(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms. The building structures under capital lease were capitalized at the lower of the fair value or the present value of the future minimum lease payments at lease inception.

Apart from the MCP Lease Agreement, during the year ended December 31, 2013, MCE Leisure signed a service agreement with a third party for setting up certain information technology infrastructure (the “IT Equipment”) and providing maintenance and support service for City of Dreams Manila which expire in November 2018. The Group made an assessment at inception of the service agreement and recorded the portion related to the IT Equipment under capital lease.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2013 are as follows:

Year ending December 31, 2014	$29,570
Year ending December 31, 2015	32,371
Year ending December 31, 2016	34,682
Year ending December 31, 2017	37,929
Year ending December 31, 2018	41,762
Over 2018	811,990

Total minimum lease payments	988,304
Less: amounts representing interest	(708,010)

Present value of minimum lease payments	280,294
Current portion	(27,265)

Non-current portion	$253,029

7.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2013, 2012 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Group has applied for the declaration of utility purpose benefit in respect of Grand Hyatt Macau. The Macau Government has also granted to Altira Hotel a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday, provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The Macau Government is considering the grant of the same benefit on specific vehicles purchased to Crown Towers Hotel, Hard Rock Hotel and Grand Hyatt Macau. The grant of the vehicles tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2013	2012	2011
Income tax provision for current year:
Macau Complementary Tax	$41	$203	$223
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Hong Kong Profits Tax	654	513	822
Profits tax in other jurisdictions	99	238	161

Sub-total	$6,384	$954	$1,206

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(417)	$(171)	$3
Hong Kong Profits Tax	(2)	32	142
Profits tax in other jurisdictions	8	1	(21)

Sub-total	$(411)	$(138)	$124

Deferred tax (credit) charge:
Macau Complementary Tax	$(3,543)	$(3,676)	$(2,779)
Hong Kong Profits Tax	12	(81)	(185)
Profits tax in other jurisdictions	(1)	(2)	(2)

Sub-total	$(3,532)	$(3,759)	$(2,966)

Total income tax expense (credit)	$2,441	$(2,943)	$(1,636)

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2013	2012	2011
Income before income tax	$580,454	$395,729	$287,208
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	69,654	47,487	34,465
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,642)	(556)	242
(Over) under provision in prior years	(411)	(138)	124
Effect of income for which no income tax expense is payable	(395)	(714)	(575)
Effect of expense for which no income tax benefit is receivable	26,557	17,317	12,191
Effect of tax holiday granted by Macau Government	(125,702)	(88,491)	(69,677)
Change in valuation allowance	36,790	22,152	21,594

	$2,441	$(2,943)	$(1,636)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2013, 2012 and 2011, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2013, 2012 and 2011 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2013, 2012 and 2011 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2013, 2012 and 2011, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2013, 2012 and 2011 would have been decreased by $125,702, $88,491 and $69,677, and basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.076 and $0.076 per share for the year ended December 31, 2013, $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its gaming revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

During the year ended December 31, 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned in the preceding paragraph, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2012 and 2013.

The effective tax rates for the years ended December 31, 2013, 2012 and 2011 were 0.4% and negative rates of 0.7% and 0.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013, 2012 and 2011 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2013, 2012 and 2011.

The deferred tax assets and liabilities as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012
Deferred tax assets
Net operating loss carried forwards	$66,744	$63,022
Depreciation and amortization	11,100	105
Deferred deductible expenses	3,861	3,089
Deferred rents	5,001	—
Others	1,997	—

Sub-total	$88,703	$66,216

Valuation allowance
Current	$(19,415)	$(21,054)
Long-term	(69,195)	(45,057)

Sub-total	$(88,610)	$(66,111)

Total net deferred tax assets	$93	$105

Deferred tax liabilities
Land use rights	$(60,090)	$(64,497)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,211)	(1,348)

Total deferred tax liabilities	$(62,806)	$(66,350)

As of December 31, 2013 and 2012, valuation allowance of $88,610 and $66,111 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2013, adjusted operating tax loss carry forwards, amounting to $161,753, $156,249 and $181,201 will expire in 2014, 2015 and 2016, respectively. Adjusted operating tax loss carried forwards of $171,557 has expired during the year ended December 31, 2013.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $8,567 and $1,150,000 as at December 31, 2013 and 2012, respectively, are considered to be indefinitely reinvested and the amount as of December 31, 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,284 and $138,000 as at December 31, 2013 and 2012, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2013 and 2012, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

8.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to $31,201 and $31,201, respectively.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would then be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its respective restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its respective restricted subsidiaries.

During the years ended December 31, 2013, 2012 and 2011, the Company did not declare or pay any cash dividends on the ordinary shares.

On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend and adoption of a new dividend policy, further details are disclosed in Note 13(d).

On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend and was subject to the approval from Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014, further details are disclosed in Note 13(e).

9.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Provisional License

On December 12, 2008, PAGCOR issued the Provisional License for the development of City of Dreams Manila to certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”) and PremiumLeisure and Amusement, Inc. (“PLAI”). On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement as mentioned in item (b) below occurred. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033.

(b)	Cooperation Agreement

On March 13, 2013, a closing arrangement agreement (the “Closing Arrangement Agreement”) which was entered on October 25, 2012 between MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties for City of Dreams Manila became effective (i.e. the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled or waived). Further to the closing of the Closing Arrangement Agreement, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective on the same date, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of City of Dreams Manila, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012 between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property will be used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

Under the Closing Side Letter in relation to the MCP Lease Agreement, MCE Leisure agreed to make monthly payments under the MCP Lease Agreement beginning from March 1, 2013. On July 31, 2013, MCE Leisure and Belle signed an addendum to the MCP Lease Agreement to reduce the monthly rental payments with effective from July 1, 2013 with total discount for each twelve month rolling period with a cap of the Philippine peso equivalent to $1,000, with the first twelve month period beginning from March 1, 2013 and subsequent minor changes to the terms of the MCP Lease Agreement were made during the year ended December 31, 2013. Further information in relation to the MCP Lease Agreement was disclosed in Note 6.

10.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, 2012 and 2011, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2013	2012	2011
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules
Chin Son, Limited(1)	Purchase of property and equipment	$—	$—	$1,756
Crown’s subsidiary	Consultancy fee expense	370	428	461
	Purchase of property and equipment	371	351	307
	Software license fee expense	312	312	—
Lisboa Holdings Limited(1)	Office rental expense	895	1,157	1,493
Melco’s subsidiaries and its associated companies	Consultancy fee expense	643	483	509
	Office rental expense	308	586	533
	Purchase of property and equipment	597	1,479	186
	Service fee expense(3)	802	646	502
	Other service fee income	510	345	307
	Rooms and food and beverage income	49	161	221
Melco Crown Entertainment Charity Association(2)	Donation expense	—	—	120
Shun Tak Holdings Limited and
its subsidiaries (referred to
as “Shun Tak Group”)(1)	Office rental expense	171	136	124
	Traveling expense(4)(5)	2,962	2,976	2,794
	Rooms and food and beverage income	36	77	445
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,809	1,711	2,008
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(4)	570	327	482

		Year Ended December 31,
Related companies	Nature of transactions	2013	2012	2011
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the “STDM Group”) (1)	Advertising and promotional expenses	$49	$88	$116
	Office rental expense	1,405	1,404	807
	Service fee expense	222	216	113
	Traveling expense(4)	113	33	115
Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules
Crown	Consultancy fee capitalized in deferred financing costs	—	222	—
Melco	Development costs	—	3,000	—
	Interest expense	—	—	174

Notes

(1)	Companies in which a relative/relatives of Mr. Ho, Lawrence Yau Lung, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	An association of which certain subsidiaries of the Company are directors.
(3)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(4)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(5)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Melco’s subsidiary and its associated company	$20	$1,312
Shun Tak Group	3	10

	$23	$1,322

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2013 and 2012 were $1,312 and $1,740, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2013 and 2012 were $65 and $4, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2013 and 2012 were $15 and $110, respectively.

The outstanding balances due from affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Crown’s subsidiary	$474	$12
Melco’s subsidiaries and its associated company	1,403	369
Shun Tak Group	259	283
SJM	445	71
Sky Shuttle	151	159
STDM Group	168	55

	$2,900	$949

The outstanding balances due to affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

11.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of December 31, 2013 and represented the comparatives for the year ended December 31, 2012 and as of December 31, 2012. Taipa Square Casino is included within Corporate and Others. During the years ended December 31, 2013 and 2012, all revenues were generated in Macau.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2013	2012	2011
Macau:
Mocha Clubs	$159,927	$176,830	$174,404
Altira Macau	573,814	617,847	577,145
City of Dreams	3,148,657	3,147,322	3,103,458
Studio City	2,519,461	1,844,706	713,637

Sub-total	6,401,859	5,786,705	4,568,644
The Philippines:
City of Dreams Manila	631,377	30,193	—
Corporate and Others	1,780,403	2,130,568	1,701,336

Total consolidated assets	$8,813,639	$7,947,466	$6,269,980

Capital Expenditures

	December 31,
	2013	2012	2011
Macau:
Mocha Clubs	$6,515	$5,951	$23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253

Sub-total	550,459	227,857	783,247
The Philippines:
City of Dreams Manila	359,854	817	—
Corporate and Others	2,042	55,324	2,387

Total capital expenditures	$912,355	$283,998	$785,634

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2013	2012	2011
NET REVENUES
Macau:
Mocha Clubs	$148,683	$143,260	$131,934
Altira Macau	1,033,801	966,770	1,173,930
City of Dreams	3,857,049	2,920,912	2,491,383
Studio City	1,093	160	—

Sub-total	5,040,626	4,031,102	3,797,247
The Philippines:
City of Dreams Manila	—	—	—
Corporate and Others	46,552	46,911	33,600

Total net revenues	$5,087,178	$4,078,013	$3,830,847

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$40,222	$36,065	$40,475
Altira Macau	147,340	154,697	246,300
City of Dreams	1,193,211	805,719	594,440
Studio City	(1,059)	(670)	(300)

Sub-total	1,379,714	995,811	880,915
The Philippines:
City of Dreams Manila	(603)	(476)	—

Total adjusted property EBITDA	1,379,111	995,335	880,915

OPERATING COSTS AND EXPENSES
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Corporate and Others expenses	(91,299)	(75,135)	(71,494)

Total operating costs and expenses	(539,287)	(488,243)	(435,805)

OPERATING INCOME	$839,824	$507,092	$445,110

	Year Ended December 31,
	2013	2012	2011
NON-OPERATING INCOME (EXPENSES)
Interest income	$7,660	$10,958	$4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt	(50,935)	—	(25,193)
Costs associated with debt modification	(10,538)	(3,277)	—

Total non-operating expenses, net	(259,370)	(111,363)	(157,902)

INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT	(2,441)	2,943	1,636

NET INCOME	578,013	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$637,463	$417,203	$294,656

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2013	2012	2011
Macau	$4,503,982	$4,301,461	$4,283,252
The Philippines	334,827	817	—
Hong Kong and other foreign countries	1,289	203	785

Total long-lived assets	$4,840,098	$4,302,481	$4,284,037

12.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The significant differences, that have a material impact on the Company’s shareholders’ equity and net income attributable to Melco Crown Entertainment Limited, relate principally to the accounting for the following:

(a)	Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b)	Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c)	Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d)	Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e)	Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

(f)	Point-loyalty programs

Under U.S. GAAP, an entity can choose between two approaches developed in practice to account for the point-loyalty programs: (1) the multiple-element approach (similar to the approach under IFRS), in which a portion of the revenue from the initial transaction(s) is generally deferred until redemption and (2) the incremental-cost approach, in which the estimated cost of the loyalty program points is recorded as a liability.

Under IFRS, loyalty program points granted to customers as part of a sales transaction that customers can redeem for free or discounted goods or services shall be accounted for as a separate identifiable component of the sales arrangement (i.e. multiple-element approach) and the fair value of the consideration received should be allocated between the loyalty program points and the other components in the arrangement, and recorded as deferred revenue until redemption.

The Group has adopted the incremental-cost approach in the preparation of its consolidated financial statements and accrued for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. Accordingly, the liability of point-loyalty programs recognized and the classification of casino revenue and casino expense will be different under U.S. GAAP and IFRS. Such differences do not have a material impact on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited in prior years. Therefore, no corresponding adjustment for prior years is made in the reconciliations below.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2013 and 2012 and net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2013, 2012 and 2011 but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2013, 2012 and 2011, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2013 and 2012 or net income attributable to Melco Crown Entertainment Limited during the years ended December 31, 2013, 2012 and 2011.

The material adjustments necessary to restate net income attributable to Melco Crown Entertainment Limited and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

	Year Ended December 31,
	2013	2012	2011
Net income attributable to Melco Crown Entertainment Limited as reported under U.S. GAAP	$637,463	$417,203	$294,656
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	40,843	36,504	13,346
Additional capitalization of borrowing costs as property and equipment	17,052	2,364	217
Reversal of deferred tax in relation to land use rights	(4,407)	(4,055)	(2,642)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	4,695	4,695	2,505
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(2,029)	(2,029)	(2,029)
Additional share-based compensation recognized	(1,689)	(468)	(1,639)
Reduction in amortization of deferred financing costs	7,480	7,152	3,386
Financing costs recognized as part of loss on extinguishment of debt	(6,523)	—	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—	—
Reduction in net loss attributable to noncontrolling interests(1)	(22,507)	(15,148)	(5,220)

Net income attributable to Melco Crown Entertainment Limited as reported under IFRS	$664,797	$446,218	$273,252

Net income attributable to Melco Crown Entertainment Limited per share under IFRS:
Basic	$0.403	$0.271	$0.170

Diluted	$0.399	$0.269	$0.169

Weighted average shares used in net income attributable to Melco Crown Entertainment Limited per share calculation under IFRS:
Basic	1,649,678,643	1,645,346,902	1,604,213,324

Diluted	1,664,780,594	1,658,485,592	1,618,034,027

	December 31,
	2013	2012
The Company’s shareholders’ equity as reported under U.S. GAAP	$4,246,670	$3,385,939

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	138,490	97,647
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Reduction in amortization of deferred financing costs	18,018	10,538
Reversal of deferred tax in relation to land use rights	(19,617)	(15,210)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—
Reduction in net loss attributable to noncontrolling interests	(42,875)	(20,368)
Noncontrolling interests’ share on additional share-based compensation recognized in additional paid-in capital	(614)	—

The Company’s shareholders’ equity as reported under IFRS	$4,326,844	$3,437,704

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	December 31,
	2013	2012
Property and equipment, net:
As reported	$3,308,846	$2,684,094
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	139,528	98,685
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Capitalization of start-up costs as property and equipment	910	910

Under IFRS	$3,460,751	$2,780,133

Deferred financing costs:
As reported	$114,431	$65,930
IFRS adjustments(2):
Reduction in amortization of deferred financing costs	18,018	10,538
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)

Under IFRS	$96,598	$47,140

Land use rights, net:
As reported	$951,618	$989,984
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)
Reduction in land use rights recognized upon acquisition of assets and liabilities as a result of capitalization of amortization of land use rights and start-up costs as property and equipment	(1,948)	(1,948)

Under IFRS	$886,700	$920,371

Accrued expenses and other current liabilities:
As reported	$928,751	$850,841
IFRS adjustment:
Additional deferred revenue on point-loyalty programs	5,581	—

Under IFRS	$934,332	$850,841

	December 31,
	2013	2012
Deferred tax liabilities:
As reported	$62,806	$66,350
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	19,617	15,210
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(79,707)

Under IFRS	$2,716	$1,853

Additional paid-in capital:
As reported	$3,479,399	$3,235,835
IFRS adjustment:
Additional share-based compensation recognized	8,196	6,493
Noncontrolling interests’ share on additional share-based compensation recognized in additional paid-in capital	(618)	—

Under IFRS	$3,486,977	$3,242,328

Accumulated other comprehensive losses:
As reported	$15,592	$1,057
Foreign currency translation adjustment on additional share-based compensation recognized	10	—

Under IFRS	$15,602	$1,057

Retained earnings:
As reported	$772,156	$134,693
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	138,490	97,647
Additional capitalization of borrowing costs as property and equipment	21,122	4,070
Reversal of deferred tax in relation to land use rights	(19,617)	(15,210)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	16,737	12,042
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(9,655)	(7,626)
Additional share-based compensation recognized	(8,182)	(6,493)
Reduction in amortization of deferred financing costs	18,018	10,538
Financing costs recognized as part of loss on extinguishment of debt	(35,851)	(29,328)
Additional deferred revenue on point-loyalty programs	(5,581)	—
Reduction in net loss attributable to noncontrolling interests	(42,875)	(20,368)

Under IFRS	$844,762	$179,965

	December 31,
	2013	2012
Noncontrolling interests:
As reported	$678,312	$354,817
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	35,851	19,940
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	3,630	2,128
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	7,512	354
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	(3,504)	(2,054)

Under IFRS	$721,801	$375,185

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	Year Ended December 31,
	2013	2012	2011
Casino revenue:
As reported	$4,941,487	$3,934,761	$3,679,423
IFRS adjustment(3):
Additional deferred revenue on point-loyalty programs	(5,581)	—	—

Under IFRS	$4,935,906	$3,934,761	$3,679,423

General and administrative expenses:
As reported	$255,780	$226,980	$220,224
IFRS adjustment:
Additional share-based compensation recognized	1,689	468	1,639

Under IFRS	$257,469	$227,448	$221,863

	Year Ended December 31,
	2013	2012	2011
Amortization of land use rights:
As reported	$64,271	$59,911	$34,401
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(40,843)	(36,504)	(13,346)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(4,695)	(4,695)	(2,505)

Under IFRS	$18,733	$18,712	$18,550

Depreciation and amortization:
As reported	$261,298	$261,449	$259,224
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	2,029	2,029	2,029

Under IFRS	$263,327	$263,478	$261,253

Interest expenses, net of capitalized interest:
As reported	$152,660	$109,611	$113,806
IFRS adjustment:
Additional capitalization of borrowing costs as property and equipment	(17,052)	(2,364)	(217)

Under IFRS	$135,608	$107,247	$113,589

Amortization of deferred financing costs:
As reported	$18,159	$13,272	$14,203
IFRS adjustment:
Reduction in amortization of deferred financing costs	(7,480)	(7,152)	(3,386)

Under IFRS	$10,679	$6,120	$10,817

Loss on extinguishment of debt:
As reported	$50,935	$—	$25,193
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	6,523	—	29,328

Under IFRS	$57,458	$—	$54,521

	Year Ended December 31,
	2013	2012	2011
Income tax (expense) credit:
As reported	$(2,441)	$2,943	$1,636
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(4,407)	(4,055)	(2,642)

Under IFRS	$(6,848)	$(1,112)	$(1,006)

Net loss attributable to noncontrolling interests:
As reported	$59,450	$18,531	$5,812
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	(15,911)	(14,602)	(5,338)
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	(1,502)	(1,502)	(626)
Noncontrolling interests’ share on additional capitalization of borrowing costs as property and equipment	(7,158)	(354)	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	1,450	1,310	744
Noncontrolling interests’ share on additional share-based compensation recognized in additional paid-in capital	614	—	—

Under IFRS	$36,943	$3,383	$592

Notes

(1)	The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.
(2)	The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income attributable to Melco Crown Entertainment Limited.
(3)	The IFRS adjustment does not include the reclassification of the casino expense as a reduction of the casino revenue as this has no effect on the Company’s shareholder’s equity or net income attributable to Melco Crown Entertainment Limited.

13.	SUBSEQUENT EVENTS

(a)	On January 24, 2014, the Philippine Notes of PHP15 billion (equivalent to $336,825) was completed and issued and MCE Leisure received net proceeds, after deducting the underwriting commissions, from the offering of PHP14,769,230,769 (equivalent to $331,643), further details of the Philippine Notes is disclosed in Note 5.

(b)	On January 29, 2014, the land grant amendment process for Cotai Land was completed with the publication in the Macau official gazette of such proposed amendment.

(c)	On February 18, 2014, one of the Group’s subsidiaries completed the transaction for the sale of its properties for a total consideration of HK$240,000,000 (equivalent to $30,848) and received the remaining amount of HK$230,000,000 (equivalent to $29,563).

(d)	On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend of $0.1147 per share based on the Company’s 1,666,633,448 ordinary shares in issue on the same date out of its share premium account, with total amount approximately $191,163 (the “Special Dividend”) and adoption of a new dividend policy (the “New Dividend Policy”). The declaration and payment of Special Dividend is conditional upon the satisfaction of certain conditions, including i) the Company’s shareholders’ approval, which has been obtained at the extraordinary general meeting held on March 26, 2014 (“EGM”); and ii) the Company’s Board of Directors being satisfied that the Company will be able to pay its debts as they fall due in the ordinary course of business immediately after payment of the Special Dividend. Following the grant of the Company’s shareholders’ approval at the EGM, the Special Dividend is expected to be paid in cash on or about April 16, 2014 to those shareholders whose names appear on the Company’s register of members at close of business on April 4, 2014, being the record date for determination of entitlements to the Special Dividend. The Special Dividend will be reflected as appropriation of reserve in the year 2014.

The New Dividend Policy became effective upon the approval by the Company’s Board of Directors on February 25, 2014. Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

(e)	On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau is subject to the approval of Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014.

ACHIEVEMENTS AND AWARDS

During the year ended December 31, 2013, not only has Melco Crown Entertainment achieved a continuously outstanding business performance and profit growth, but it has also escalated its efforts to create a better and more sustainable community where it serves. As a result, a number of prestigious awards were presented to the Company for its commendable achievements.

Continuous Pursuit of Excellence

In 2013, Melco Crown Entertainment was included on the Forbes Asia’s “Fabulous 50” list for the first time, ranking the best big companies in the region. It was also named as the “Most Reliable Leisure and Entertainment Group” by Mediazone Publishing. In recognition of its continuous excellence, Corporate Governance Asia magazine honored the Company as an “Outstanding Company in Corporate Governance” and “Best Environmentally Responsibility”, and named its Chief Financial Officer Geoffrey Davis as “Asia’s Best CFO”. The Company’s 2012 Annual Report received numerous awards including the “Gold Winner” in both the “Photography: Entertainment” and “Traditional Annual Report: Entertainment” categories at the 2013 International ARC Awards. The report also garnered the “Bronze Award within the Consumer Services Category — Hotels/ Restaurants/Leisure”, and was ranked among the “Top 50 Chinese Annual Reports of 2012” at the 2012 Vision Awards Annual Report Competition.

Melco Crown Entertainment’s Co-Chairman and Chief Executive Officer, Mr. Ho, Lawrence Yau Lung has been selected by Corporate Governance Asia magazine as “Asia’s Best CEO” for the second time in three years and garnered an “Asian Corporate Director Recognition Award” for the second consecutive year.

Increasing Recognition of World-class Lodging and Entertainment Offerings

Combining the fascinating interior décor with outstanding service to match, Altira Macau provides an unforgettably luxurious lodging experience to each guest which earned for it the “Five-Star Award for Lodging” and “Five-Star Award for Spa” by Forbes Travel Guide, both for the fourth consecutive year in 2013. In addition, City of Dreams was honored with the “Integrated Resort of the Year” award at the International Gaming Awards 2013, in recognition of its diverse range of world-class leisure and entertainment offerings, including Crown Towers, which was awarded a Forbes Five-Star rating in Lodging and was the first Cotai hotel brand to have ever been acknowledged by the Forbes institution for Five-Star service excellence; and the Michelin One- Star-rated restaurant The Tasting Room.

Corporate Social Responsibility

Melco Crown Entertainment is committed to creating a sustainable environment, through both helping to build a greener community and exerting its influence to bring about positive outcomes from efforts to improve social issues that impact the community in which it operates. For the second consecutive year, the Company was accredited with being the only gaming operator in Macau that achieved the “ISO 14001 Environmental Management Certification” for its effective Environmental Management System, which was adopted to measure and improve the environmental impact of the Company’s operations. In addition, the Company was given the “Best Environmentally Responsibility” award presented by Corporate Governance Asia Magazine and the “Caridade Social Award 2013” presented by the Macau Association of Chinese Young Entrepreneurs and the Youth Committee of the Macao Chamber of Commerce. City of Dreams also garnered the “Energy Saving Concept Award” organized by the Office for the Development of the Energy Sector (GDSE) and co-organized by the Companhia de Electricidade de Macau (CEM).

For its overall achievements in creating a positive impact in the community, the Company won the “CSR Grand Prize” at the Macau Business Awards 2013.

The Company is greatly encouraged by these awards which complemented its tireless efforts to reach new heights in corporate management, entertainment and services. Melco Crown Entertainment resolves to continue to grow its business while fulfilling its corporate social responsibilities to people in need and enhancing shareholders value while benefiting the stakeholders and society at large.

HUMAN RESOURCES

We had 11,958 and 11,769 employees as of December 31, 2013 and 2012, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2013 and 2012. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2013		2012
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	618	5.2%	835	7.1%
Altira Macau	2,264	18.9%	2,338	19.9%
City of Dreams	8,292	69.3%	8,062	68.5%
Corporate and centralized services(1)	784	6.6%	534	4.5%

Total	11,958	100.0%	11,769	100.0%

Note:

(1)	Includes staff for Studio City and City of Dreams Manila.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

DIVIDEND

On February 25, 2014, we announced a proposal of declaration and payment of a special dividend of US$0.1147 per share based on the number of 1,666,633,448 of our shares in issue on that date (“Special Dividend”) and adoption of a new dividend policy (“New Dividend Policy”). The declaration and payment of the Special Dividend is conditional upon satisfaction of certain conditions, including our shareholders’ approval, which has been obtained at the extraordinary general meeting held on the date of this announcement (“EGM”) and our Board being satisfied that we will be able to pay its debts as they fall due in the ordinary course of business immediately after payment of the Special Dividend. Following the obtaining of the shareholders’ approval at the EGM, the results of which is the subject of a separate announcement issued by us on today’s date, it is expected that the Special Dividend will be paid in cash on or about April 16, 2014 to those shareholders whose names appear on our register of members at close of business on April 4, 2014, being the record date for determination of entitlements to the Special Dividend.

Under the New Dividend Policy, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of our annual consolidated net income attributable to us. The New Dividend Policy came into immediate effect upon its approval by our Board on February 25, 2014 and will commence to apply as from the first quarter of 2014.

The Board does not recommend the payment of a final dividend for the year ended December 31, 2013 (2012: Nil).

CODE ON CORPORATE GOVERNANCE PRACTICES

Our Company is committed to conducting our business consistent with the highest standards of corporate governance practices and procedures and has adopted our own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code has been amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all code provisions in the Corporate Governance Code for the year ended December 31, 2013, except for the following deviations:

Pursuant to code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in-depth knowledge of Mr. Ho, Lawrence Yau Lung on the operations of the Group and on the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of the Group, the Board believes it is in the best interests of the Company for Mr. Ho, Lawrence Yau Lung to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Code provision A.4.1 of the Corporate Governance Code provides that non-executive directors should be appointed for a specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors of the Company are not appointed for a specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ service are appropriate given that directors ought to be committed to representing the long-term interests of the Company’s shareholders and the retirement and re-election requirements of non-executive Directors have given the Company’s shareholders the right to approve continuation of non-executive Directors’ offices.

The Company has established the following Board committees to support the Company in maintaining a high corporate governance standard:

•	Audit Committee

•	Compensation Committee

•	Nominating and Corporate Governance Committee

Other details of the roles and functions of the above Board committees are available in the charters of the respective Board committees, which can be found on our Company’s website and the Hong Kong Stock Exchange’s website.

AUDIT COMMITTEE

The Company has an audit committee which was established for the purpose of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Company’s Audit Committee comprises three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the Audit Committee.

PRELIMINARY ANNOUNCEMENT OF THE GROUP’S RESULTS

The Group’s consolidated financial statements for the year ended December 31, 2013 have been reviewed by the Audit Committee of the Company. The figures in respect of the Group’s consolidated balance sheet, consolidated statement of operations and the related notes thereto for the year ended December 31, 2013 as set out in this announcement have been agreed by the Group’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this announcement.

PURCHASE, REDEMPTION OR SALE ON THE COMPANY’S LISTED SECURITIES

During the year ended December 31, 2013, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities except that the trustee of our 2011 Share Incentive Plan has, pursuant to the terms of the rules and the trust deed of the 2011 Share Incentive Plan, purchased on NASDAQ a total of 373,946 ADSs (equivalent to 1,121,838 shares) of the Company. The total cost for acquiring these ADSs of approximately US$8.8 million was fully paid during the year ended December 31, 2013.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2013 will be published on the website of the Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (http://www.melco-crown.com) and will be despatched to shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

By Order of the Board of
Melco Crown Entertainment Limited Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, March 26, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co- Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Clarence Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.